Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2009	Year Ended December 31, 2008
Net income from continuing operations attributable to Ameren Corporation	$141,288	$605,189
Less - Net income attributable to noncontrolling interest	(1,826)	(28,422)
Add- Taxes based on income	69,628	326,736

Net income before income taxes and noncontrolling interest	212,742	960,347
Add- fixed charges:
Interest on long term debt (1)	118,500	440,507
Estimated interest cost within rental expense	1,873	6,510
Amortization of net debt premium, discount, and expenses	3,944	19,716
Subsidiary preferred stock dividends	2,469	10,357
Adjust preferred stock dividends to pretax basis	1,196	5,497

Total fixed charges	127,982	482,587

Less: Adjustment of preferred stock dividends to pretax basis	1,196	5,497

Earnings available for fixed charges	$339,528	$1,437,437

Ratio of earnings to fixed charges	2.65	2.97

(1)	Includes FIN 48 interest expense